UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Copart, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

217204106

(CUSIP Number)

A. Jayson Adair

14185 Dallas Parkway, Suite 300

Dallas, Texas 75254

(972) 391-5000

With a copy to:

Robert Kornegay

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217204106	13D

(1)	NAMES OF REPORTING PERSON A. Jayson Adair
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, SC & OO (1)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,033,333 shares of Common Stock (2) (See Item 5)
	(8)	SHARED VOTING POWER 4,557,277 shares of Common Stock (2) (See Item 5)
	(9)	SOLE DISPOSITIVE POWER 1,033,333 shares of Common Stock (2) (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 4,557,277 shares of Common Stock (2) (See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,590,610 shares of Common Stock (2) (See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (See Item 5)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 3 Below.
(2)	The Reporting Person is the beneficial owner of 5,590,610 shares of Common Stock (4.9% of the Issuer’s outstanding Common Stock, as of September 27, 2016), which includes 3,985,083 shares held by the A. Jayson Adair and Tammi L. Adair Revocable Trust, for which the Reporting Person and his wife are trustees and share voting and dispositive power, 22,194 shares held by irrevocable trusts for the benefit of members of the Reporting Person’s immediate family and in which the Reporting Person has shared voting and dispositive power, and 550,000 shares held by JTGJ Investments, LP, a Texas limited partnership, in which the Reporting Person and his spouse are principals and have shared voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by JTGJ Investments, LP, except to the extent of his pecuniary interest therein. The amount also includes options to acquire 1,033,3333 shares of Common Stock held by the Reporting Person that are exercisable within sixty days after September 27, 2016. The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person, as of September 27, 2016, is based on 114,161,199 shares of Copart Common Stock outstanding as indicated in Copart’s annual report on Form 10-K for the year ended July 31, 2016.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on February 12, 2016, as amended by Amendment No. 1 to Schedule 13D filed on September 7, 2016 (the “Statement”), relating to the common stock (the “Common Stock”), par value $0.001 per share, of Copart, Inc., a Delaware Corporation (the “Company”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Statement.

Items 3, 4 and 5 of the Statement are hereby amended and supplements as follows:

Item 3. Source	and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On September 22, 2016 and September 23, 2016, the Reporting Person sold an aggregate of 200,000 shares of the Company’s Common Stock.

Item 4. Purpose	of Transaction.

Item 4 is hereby amended by adding the following thereto:

The Reporting Person serves as the Company’s Chief Executive Officer. All shares of Common Stock beneficially held by the Reporting Person over which he holds sole voting and dispositive power were acquired through the Company’s equity compensation programs. Shares beneficially held by the Reporting Person over which he shares voting and dispositive power were acquired in part through the Company’s equity compensation programs and in part through transfers from the Company’s founder to the Reporting Person and his wife. The Reporting Person’s wife is the daughter of the Company’s founder. The Reporting Person also holds options to acquire additional shares of Common Stock that are currently unvested and in accordance with the rules of the Securities and Exchange Commission are not reflected as beneficially owned in this Schedule 13D. The Reporting Person will have the right to acquire these additional shares as those options vest.

The Reporting Person currently holds all shares of the Company’s Common Stock for investment purposes (including the 1,870,168 shares of Common Stock acquired on September 1, 2016 through the exercise of stock options) and intends to review his investment on a continuing basis. Depending on various factors, including (without limitation) the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions, and any other factors that the Reporting Person may from time to time deem relevant, the Reporting Person may in the future change his current intentions with respect to any or all matters required to be disclosed in this statement. Without limiting the foregoing, the Reporting Person may from time to time and at any time (i) acquire additional shares of the Company’s Common Stock or other securities of the Company in the open market, through the exercise of stock options, through block trades, thoroughly privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of the Company’s Common Stock or other securities of the Company in the open market, through the exercise of stock options and sale of the underlying shares, through block trades through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest	in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) & (b)

The Reporting Person is the beneficial owner of 5,590,610 shares of Common Stock (4.9% of the Issuer’s outstanding Common Stock, as of September 27, 2016), which includes 3,985,083 shares held by the A. Jayson Adair and Tammi L. Adair Revocable Trust, for which the Reporting Person and his wife are trustees and share voting and dispositive power, 22,194 shares held by irrevocable trusts for the benefit of members of the Reporting Person’s immediate family and in which the Reporting Person has shared voting and dispositive power, and 550,000 shares held by JTGJ Investments, LP, a Texas limited partnership, in which the Reporting Person and his spouse are principals and have shared voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by JTGJ Investments, LP, except to the extent of his pecuniary interest therein. The amount also includes options to acquire 1,033,333 shares of Common Stock held by the Reporting Person that are exercisable within sixty days after September 27, 2016. The calculation of the percentage of outstanding shares of Copart Common Stock beneficially owned by the Reporting Person as of September 27, 2016 is based on 114,161,199 shares of Copart Common Stock outstanding as indicated in Copart’s annual report on Form 10-K for the period ended July 31, 2016.

(c)    On September 1, 2016, the Reporting Person exercised on a net issuance basis options to acquire an aggregate of 4,600,000 shares of the Company’s Common Stock, which resulted, after such issuance and the surrender of shares to satisfy withholding obligations, in an issuance of 1,870,168 shares of the Company’s Common Stock to the Reporting Person.

(d)    To the knowledge of the Reporting Person, other than as described in this Amendment No. 2 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: September 29, 2016

A. JAYSON ADAIR

/s/ A. Jayson Adair